

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

July 26, 2017

Eugene Jiang
Chief Executive Officer
American BriVision (Holding) Corporation
11 Sawyers Peak Drive
Goshen, NY 10924

>   **Re: American BriVision (Holding) Corporation**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed July 17, 2017**
>   **File No. 333-213618**

Dear Mr. Jiang:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2017 letter.

Business
Our Products, page 37

1.   We acknowledge your revised disclosure in response to comment 3, and note that you reference in the eighth bullet a variety of secondary endpoints for the MDS trial. You state the trial concluded that there was a statistical improvement in neutrophil count and neutrophil function. Please also discuss the conclusions of the trial regarding the trial's various secondary endpoints. In addition, please disclose and explain the p-value results in the trial, provide an explanation of the term "statistically significant" and discuss how statistical significance relates to the FDA's evidentiary standards of efficacy.

2.   We refer to your revised disclosure on page 38 regarding product candidate ABV-1502 in the seventh bullet, in which you describe your primary endpoints for your proposed Phase

II trial. Since both of the primary endpoints relate to safety and tolerability rather than efficacy, please explain how the trial will be considered a Phase II trial.

3. We note your revised disclosure on page 40 that the conclusions of your Phase I trial for ABV-1504 showed no "clinically significant" findings in various measurements, and demonstrated that the oral administration of the product candidate was "safe and well-tolerated" for certain doses. Since a safety determination is solely within the FDA's authority, please remove the statement that your product candidate is safe. In addition, please explain the term "clinically significant," and disclose the number of individuals who participated in this trial, the date of the trial and its location, and dosage information (both amount and frequency).

4. We refer to your revised disclosure on page 40 regarding your Phase II trial for ABV-1504. Please disclose the number of subjects participating in this ongoing trial, when it started and when you expect the trial to end, and the location of the trial.

5. Please further expand your disclosure regarding your planned Phase II trial for ABV-1505 on page 41 to disclose the number of subjects who will participate in the trial.

Selling Stockholders, page 54

6. Please revise your disclosure so that the footnotes correctly correspond to the applicable selling stockholder.

You may contact Mark Brunhofer at 202-551-3638 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or me at 202-551-3675 with any other questions.

Sincerely,
/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Joan Wu, Esq. — Hunter Taubman Fischer & Li, LLC